EXHIBIT 99.3

                       TELEMIG CELULAR PARTICIPACOES S.A.
                              Publicly-held Company
                          CNPJ/MF No. 02.558.118-001-65
                              NIRE No. 5530000577-0

                        MINUTES OF ANNUAL GENERAL MEETING
                           AND SPECIAL GENERAL MEETING
    (Prepared as a summary according to paragraph 1 of article 130 of Law No.
                                    6404/76)

DATE, TIME AND PLACE:
On March 19, 2003, at 10:00 A.M., at the head office of Telemig Celular Participacoes S.A. ("Company"), in the City of Brasilia, Federal District, at SCN, Quadra 03, Block A, Mezzanine.

CALL NOTICE:
The General Meetings were duly called according to a Call Notice published according to paragraph 1 of article 124 of Law No. 6404/76 in the Official Gazette of the Federal District and in "Gazeta Mercantil" in their respective editions of February 13, 14 and 17, 2003.

ATTENDANCE:
Shareholders representing more than two thirds of the voting shares according to the entries and signatures contained in the Shareholders Attendance Book. Also in attendance were Mr. Joao Cox Neto, Chief Financial Officer, representing the Company; Mr. Gilberto Braga, member of the Audit Committee; and Mr. Joao Ricardo Costa, representative of Ernst & Young Auditores Independentes S/C.

QUORUM, OPENING, CONVENING AND PRESIDING OFFICERS:
Having determined the necessary quorum, the Annual and Special General Meetings were convened by the Chairman of the Company, Mr. Antonio Jose Ribeiro dos Santos, who took the Chair of the Meeting as established in the By-laws of the Company. The Chairman of the Meeting then appointed Mr. Kevin Michael Altit to act as Secretary.

AGENDA:
The Secretary then read the Agenda contained in the Call Notice and transcribed below:

Annual General Meeting:
----------------------

  1. Resolution on the Management Report and Financial Statements for the fiscal year ending December 31, 2002;

  2. Resolution on the allocation of the net profit and distribution of dividends for fiscal year 2002;

  3. Election of the members of the Audit Committee and establishment of their fees.

Special General Meeting:
------------------------
  1. Resolution on the aggregate amount of fees of the officers of the Company;

  2. Resolution on the execution of the "Private Instrument of Sharing of Funds and Organization of Condominium" to be entered into among the Company, Telemig Celular S.A., Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A. - Maranhao, with the ratification of the acts performed by the management;
  3. Rectification and ratification of the minutes of the Special/Annual/Special General Meeting of the Company held on April 29, 2002 in order to: (a) rectify the amount of capitalization of the profit reserve mentioned in item (i) of the resolutions approved at the Special General Meeting; and (b) ratify the other resolutions adopted at such General Meeting;
  4. Amendment to the By-laws of the Company in order to:
       a) suppress the office of Chief Technical Officer;
       b) rectify the material error contained in article 23, sole paragraph;
       c) create an Investment Reserve;
  5. Capitalization of the amount of the tax benefit derived from the amortization of the premium;
  6. Capitalization, in favor of all the shareholders, of the balance of the Special Premium Reserve for the year 1999 as it was not used by the Company;
  7. Capitalization of profit reserves exceeding the amount of the share capital.

     READING OF DOCUMENTS:
Reading of the documents referred to in article 133 of Law No. 6404/76 was waived as they are fully known to the shareholders of the Company.

RESOLUTIONS:

I - PRELIMINARY MATTERS:
The Chairman of the Meeting proposed that the minutes of this Annual and Special General Meeting be prepared as a summary of the facts according to paragraph 1 of article 133 of Law No. 6404/76, ensuring the shareholders the rights described in (a) and (b) of such legal provision, which was unanimously approved.
The Chairman of the Meeting confirmed receipt of the voting instruction given by the company Telpart Participacoes S.A. and, recognizing its authenticity, had it recorded in the minutes that he will comply with paragraph 8 of article 118 of Law No. 6404/76, as amended by Law No. 10303 of October 31, 2001, stating further that he will recognize the applicability of paragraph 9 of the same legal provision, if requested.

II - ANNUAL GENERAL MEETING:
The shareholders present resolved:
  1. to unanimously approve the Management Report and the Financial
     Statements accompanied by the Opinion of the independent auditors - Ernst & Young - and the favorable Opinion of the Audit Committee, both regarding the fiscal year ended December 31, 2002, as published in the Official Gazette of the Federal District and in "Gazeta Mercantil" in their respective editions of February 12, 2003;
  2. to unanimously approve the proposal of the Management to allocate the net profit of the year in the amount of sixty-seven million, eight hundred and fifty thousand, seven hundred and thirty-seven reais and forty-eight cents (R$ 67,850,737.48) and to distribute dividends for fiscal year 2002 as follows:
        (i) Legal Reserve: according to article 193 of Law No. 6404/76, to allocate five percent (5%) of the net profit of the year to establish the Legal Reserve in the amount of three million, three hundred and ninety-two thousand, five hundred and thirty-six reais and eighty-seven cents (R$ 3,392,536.87);
        (ii) Dividends: in compliance with article 41 of the By-laws of the Company, to distribute dividends in an amount of twenty-three million, six hundred and five thousand, seven hundred and forty-seven reais and seventeen cents (R$ 23,605,747.17) corresponding to R$ 0.069341 per lot of one thousand common or preferred shares, of which nineteen million, four hundred and fifteen thousand, seven hundred and forty-four reais and thirty cents (19,415,744.30) refer to the minimum compulsory dividend equivalent to 25% of the adjusted net profit and four million, one hundred and ninety thousand and two reais and eighty-seven cents (R$ 4,190,002.87) are distributed as a supplementary dividend. By virtue of the amendment to the By-laws that granted alternative rights to the preferred shares, the Management concluded that the criterion to be used for distribution was 3% of the amount of shareholders' equity of the share because it represents a higher sum according to article 11 of the By-laws. The dividends shall be paid as from April 1, 2003.
        (iii) Retention of Profits: according to article 196 of Law No. 6404/76, combined with article 43, item II, of the By-laws of the Company, to retain the balance of the net profit of the year in the amount of forty million, eight hundred and fifty-two thousand, four hundred and fifty-three reais and forty-four cents (R$ 40,852,453.44), to allow compliance with the Capital Budget of the Company in the maximum amount of eighty-six million, six hundred and fifty-four thousand reais (R$ 86,654,000.00), as approved by its Administrative Council and made available to the shareholders.
  3. to elect the Audit Committee with a term of office up to the next Annual General Meeting of the Company to be held in 2004:
The shareholders Brazvest Fund Delaware LLC, Globalvest Hedge

Delaware LLC, Globalvest Value Holdings Delaware LLC, Latinvest Fund Delaware LLC, Latinvest Holdings Delaware LLC, Latinvest Partners Delaware LLC, Utilitivest II Delaware LLC, Utilitivest III Delaware LLC ("Globalvest Funds") submitted a separate protest (Exhibit 1), which was filed at the head office of the Company, regarding their impairment to vote on the removal and election of members of the Administrative Council and Audit Committee of the Company by determination of the proper authorities.
In a separate election, the shareholders owning non-voting preferred shares elected the following for the Audit Committee of the Company:

        i) Luiz Fernando Cavalcanti Trocoli, Brazilian, married, civil engineer, enrolled with the Individual Taxpayers Register under CPF/MF No. 114.415.695-53, resident and domiciled in the City of Salvador, State of Bahia, at Rua Engenheiro Adhemar Fontes, 254, apt. 501, as acting member; and Isabel da Silva Ramos Kemmelmeier, Brazilian, married, engineer, enrolled with the Individual Taxpayers Register under CPF/MF No. 016.751.724-90, resident and domiciled in the City and State of Rio de Janeiro, at Rua Sacopa, 150, apt. 704, as respective deputy.
The controlling shareholder elected to the Administrative Council of the
Company:
        ii) Luiz Otavio Nunes West, Brazilian, married, accountant, bearer of Identity Card No. 1.178.095 issued by SSP/BA, enrolled with the Individual Taxpayers Register under CPF/MF No.146.745.485-00, resident and domiciled in the City and State of Rio de Janeiro, with offices at Avenida Presidente Wilson, 231, 28th floor
               (part), as acting member; and Carlos de A. Vasques de Carvalho Neto, Brazilian, single, accountant, bearer of Identity Card No. 07804130-91 issued by SSP/BA, enrolled with the Individual Taxpayers Register under CPF/MF No. 955.799.825-34, resident and domiciled in the City and State of Rio de Janeiro, with offices at Avenida Presidente Wilson, 231, 28th floor (part), as respective deputy;
        iii) Gilberto Braga, Brazilian, married, economist, bearer of Identity Card No. 04722037-1 issued by IFP/RJ, enrolled with the Individual Taxpayers Register under CPF/MF No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with offices at Avenida Presidente Wilson, 231, 28th floor
               (part), as acting member; and Genivaldo Almeida Bonfim, Brazilian, married, accountant, bearer of Identity Card No. 1154372-82 issued by SSP/BA, enrolled with the Individual Taxpayers Register under CPF/MF No. 180.097.946-00, resident and domiciled in the City of Salvador, State of Bahia, at Rua Ceara, 121, apt. 101, 28th floor (part), as respective deputy;
        iv) Augusto Cezar Calazans Lopes, Brazilian, married, accountant, bearer of Identity Card No. 09752473-0 issued by IFP/RJ, enrolled with the Individual Taxpayers Register under CPF/MF No. 042.980.307-92, resident and domiciled in the City and State of Rio de Janeiro, with offices at Avenida Presidente Wilson, 231, 28th floor (part), as acting member; and Raimundo Jose do Prado Vieira, Brazilian, married, accountant, bearer of Identity Card No. 644.340 issued by SSP/BA, enrolled with the Individual Taxpayers Register under CPF/MF No. 091.618.765-72, resident and domiciled in the City of Salvador, State of Bahia, at Rua do Ebano, 194, apt. 1202, as respective deputy.

The individual fees of the acting members of the Audit Committee were fixed, by majority vote of those present, the Globalvest Funds having abstained, at two thousand and seven hundred reais (R$ 2,700.00) per month, observing the minimum established in article 152 of Law No. 6404/76.

III - IN SPECIAL GENERAL MEETING:
The shareholders present resolved:
  1. to approve, by majority vote of those present, with the abstention of the Globalvest Funds, an aggregate amount of fees to be paid to the officers of the Company during the year 2003 of up to two million, six hundred and fifty thousand reais (R$ 2,650,000.00) to be distributed among the members of the Administrative Council and Executive Board according to a resolution of the Administrative Council, observing the following criteria: (i) the aggregate amount includes benefits, cost allowances and bonuses; and (ii) the aggregate amount does not include labor charges and the Share Option Plan.
  2. to approve, by majority vote of those present, having prevailed over the Globalvest Funds, the terms and conditions of the "Private Instrument of Sharing of Funds and Organization of Condominium" to be entered into among the Company, Tele Norte Celular Participacoes S.A., Amazonia Celular S.A. - Maranhao and Telemig Celular S.A. according to the draft submitted by the Management and made available to the shareholders, the Management being authorized to perform all acts necessary to implement it, with the ratification of all the acts performed by the Management of the Company to this date.
  3. to approve, by majority vote of those present, with the abstention of the Globalvest Funds, the rectification and ratification of the minutes of the Special/Annual/Special General Meeting of the Company held on April 29, 2002 in order to:
        (i) rectify the amount of capitalization of the profit reserve mentioned in item (i) of the resolutions adopted at the Special General Meeting as follows:
        Where one reads: "(i) To approve the proposal of the Management for the capitalization of profit reserves. Unanimous approval, with the abstention of Previ, Petros and the BB Funds, of the capitalization of the profit reserve in the amount of four million, four hundred and ninety-nine thousand, three hundred and eighteen reais and fifty cents (R$ 4,499,318.50)."
        Please read: "(i) To approve the proposal of the Management for the capitalization of profit reserves. Unanimous approval, with the abstention of Previ, Petros and the BB Funds, of the capitalization of the profit reserve in the amount of thirty-four million, four hundred and eighty-one thousand, four hundred and ninety-four reais and forty-eight cents (R$ 34,481,494.48)."
        (ii) ratify the other resolutions contained in the minutes of the Special/Annual/Special General Meeting held on April 29, 2002.
  4.   to approve:
        (i) by majority vote of those present, with the abstention of the Globalvest Funds, the amendment to the By-laws of the Company in order to suppress the office of Chief Technical Officer, articles 28 and 31 of the By-laws being amended to have the following wording:
         "Article 28 - The Executive Board is formed by one (1) Chief Executive Officer and two (2) Executive Officers, as follows:
  a)   Chief Financial Officer; and

  b)    Chief Officer - Human Resources."

        "Article 31 - The following shall be specifically incumbent upon each member of the Executive Board:


        I - CHIEF EXECUTIVE OFFICER - The accomplishment of the policy, guidelines and activities related to the core object of the Company, as stipulated by the Board of Directors.

        II - CHIEF FINANCIAL OFFICER - The accomplishment of the policy, guidelines and economic-financial and accounting activities of the Company, as stipulated by the Board of Directors.

        III - CHIEF OFFICER - HUMAN RESOURCES - Carry out and direct the actions relating to the management of the Company, comprising the recruitment, dimensioning, training and development of the Human Resources of the Company, as specified by the Board of Directors."

        (ii) by majority vote of those present, with the abstention of the Globalvest Funds, amendment to the By-laws of the Company in order to rectify the material error contained in the sole paragraph of article 23 of the By-laws of the Company, which shall be in effect with the following wording:
         "Article 23 - ...
         Sole Paragraph - The Board may delegate to any member of the Executive Board the authority to resolve on items IX and XIV of this Article, determining or not the limits of exercise of such duties."
        (iii) by majority vote of those present, with the abstention of the Globalvest Funds, the creation of an Investment Reserve by means of the inclusion of a sole paragraph in article 40 and the amendment of article 43 of the By-laws of the Company with the following wording:
"Article 40 - ...
Sole Paragraph - The general meeting may also allocate to the establishment of an Investment Reserve the remaining balance of the net profit of the year, with due justification by the officers by means of a capital budget, for the purpose of financing the expansion of the business of the Company or the creation of new ventures. Its establishment may not adversely affect the payment of the minimum compulsory dividend established in article 41 and its balance, jointly with the balance of the other profit reserves, except for the profits realizable, may not exceed the share capital, subject to the capitalization or distribution of dividends in the amount of any excess." "Article 43 - After payment of the minimum compulsory dividend, the General Meeting shall resolve upon the destination of the balance of the net profit of the fiscal year. The management may present an allocation proposal including: (i) payment of a supplementary dividend to the shareholders; (ii) establishment of the Investment Reserve according to article 40, sole paragraph of these By-laws."

  5. to approve unanimously the capitalization of the tax benefit obtained by the Company as a result of the amortization of the premium for fiscal year 2002, in the amount of nineteen million, five hundred and eighty-five thousand, five hundred and ninety-six reais and twenty-seven cents (R$ 19,585,596.27), by means of the issuance of: (a) two billion, three hundred and fifty million, seven hundred and thirty-one thousand, six hundred and one (2,350,731,601) common shares at an issue price of R$ 3.965982 per lot of one thousand shares; and (b) three billion, nine hundred and sixty-nine million, eight hundred and thirty-one thousand, nine hundred and fifty-one (3,969,831,951) preferred shares at an issue price of R$ 2,585156 per lot of one thousand shares. Such price is based on the stock exchange quotation of the last twenty (20) days preceding this General Meeting, weighted according to the respective trading volume. The shares now issued shall be entitled to receive full dividends for fiscal year 2003 but shall not be entitled to dividends for the fiscal year ended on December 31, 2002.

  In accordance with the provisions of the Merger Protocol of the company "27 de agosto Participacoes S.A.", such issuance shall be made in favor of the shareholder Telpart Participacoes S.A., the other shareholders being ensured a right of first refusal to purchase the issued shares of the kind they already own, in a proportion of 18.56633 shares per lot of one thousand common or preferred shares. The right of first refusal shall be exercised within thirty (30) days of the date of publication of the respective Shareholders Notice, with due regard for article 171, paragraph 1, of Law No. 6404/76. The amounts received from the shareholders that exercise the right of first refusal shall be delivered to the shareholder Telpart Participacoes S.A. according to article 171, paragraph 2, of Law No. 6404/76.

  6. to approve, by majority vote of those present, with the abstention of the Globalvest Funds, the capitalization in favor of all the shareholders of the balance of the Special Premium Reserve for fiscal year 1999 in an amount of three million, three hundred and forty-three thousand, and fifty-five reais and thirty-one cents (R$ 3,343,055.31) without the issuance of shares, in view of the impossibility of using the tax benefit according to CVM Instruction No. 349/2001.

  7. to approve, by majority vote of those present, with the abstention of the Globalvest Funds, the capitalization of profit reserves in the amount exceeding the share capital, nine million, eight hundred and eighty-three thousand, eight hundred and seventy-four reais and ninety-three cents (R$ 9,883,874.93), without the issuance of shares, in accordance with article 199 of Law No. 6404/76.

By virtue of the resolutions adopted in items 5, 6 and 7 above, article 5 of the By-laws of the Company is amended to read as follows:

"Article 5 - The subscribed and fully paid up share capital is two hundred and sixty-three million and forty thousand reais (R$ 263,040,000.00), represented by three hundred and forty-six billion, seven hundred and fifty-one million, nine hundred and thirty-seven thousand, five hundred and eleven (346,751,937,511) shares, of which one hundred and twenty-eight billion, nine hundred and sixty-three million, three hundred thousand, five hundred and sixty-three (128,963,300,563) are common shares and two hundred and seventeen billion, seven hundred and eighty-eight million, six hundred and thirty-six thousand, nine hundred and forty-eight (217,788,636,948) are preferred shares, all registered and without par value."

CLARIFICATIONS:
The Chairman clarified that:

  1) Publication of the signatures of the shareholders present at the General Meeting was waived according to article 130, paragraph 2, of Law No. 6404/76.

CLOSING:
As there was no further business to transact, the meeting was adjourned for the time necessary to draw up these minutes, which were then read and unanimously approved and were signed by the Chairman, the Secretary and the shareholders present.

Brasilia, March 19, 2003


Antonio Jose Ribeiro dos Santos                         Kevin Michael Altit
CHAIRMAN                                                     SECRETARY


Latinvest Partners Delaware LLC


Latinvest Holdings Delaware LLC


Globalvest Value Holdings Delaware LLC


Utilitivest III Delaware LLC


Brazvest Fund Delaware LLC


Globalvest Hedge Delaware LLC


Utilitivest II Delaware LLC


Latinvest Fund Delaware LLC


Capital Guardian EM. MKTS.R.EQ.FD.FOR TAX.E


Capital Guardian Emerg Mkts Equi Mast Fd

Capital Guardian Em. Mkts. R. Eq. Fd. For Tax. E.


Capital Guardian Emerg mkts Equi mast fd


MLC Limited


Global Advantage F. Emerging Markets Fund


DG Bank Luxembourg Reference pro Fonds Em M


Merrill Lynch Latin America Fund Inc


S St Aus ltd T F Ncit Lease Cap I E M Sh Tru


Capital Internat. Emerg. Markets Fund


Emerging Markets Trust


Emerging Markets Growth Fund Inc


Capital G. Em. Mark Eq. Fund For Tax Exempt T


Capital internat. Emerg. Markets Fund


Emerging Markets Growth Fund Inc


Capital G. Em. Mark Eq. Fund For Tax Exempt T


The Brazil Msci Em Mkts Index Common Trust


Philips Electronics N. A . Corp Master Ret Tru

The California State Teachers Retirement Sys


F&C Latin American Equity Fund


F&C Emerging Markets ex pacific Asia Eq Fund


SSGA Emerging Markets Fund


The Brasil Msci Em Mkts Index Common Trust


Daily Active Em. mkts sec Lend Com Tr. Fd


Telpart Participacoes S.A .


Parcom Participacoes S.A .


Rhodes Participacoes Ltda.


OPP I FIA


Marcos Nascimento Ferreira